EXHIBIT A
The Schedule 13G to which this attachment is appended is filed by Qatar Investment Authority on behalf of itself and the following subsidiaries:
Qatar Holding LLC
Qatar Holding Luxembourg II S.ar.l.
Qatar Holding Netherlands B.V.

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